

Mail Stop 4628

November 3, 2017

Matthew Flemming
Chief Executive Officer and President
SMG Indium Resources Ltd.
710 N. Post Oak Road, Suite 400
Houston, TX 77024

>   **Re: SMG Indium Resources Ltd.**
>   **Form 8-K**
>   **Response Dated October 27, 2017**
>   **File No. 0-54391**

Dear Mr. Flemming:

We have reviewed your October 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2017 letter.

Item 1. Business, page 5

Management, page 8

1.   We note your response to prior comment 2. However, we note that the July 13, 2016 order found that HII Technologies, Inc. had failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015. It appears that Mr. Flemming was the Chief Executive Officer of HII Technologies during the period of non-compliance. Please revise here and in the biography of Mr. Flemming at page 24 to disclose the fact that Mr. Flemming was affiliated with HII Technologies, Inc. when it failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, including the circumstances surrounding the non-compliance and revocation of registration pursuant to Section 12(j) under the Exchange Act of 1934.

Raw Materials, page 9

2.   We note your response to comment 4 and reissue the comment. Please tell us why you do not believe that disclosure of the principal raw materials used in the manufacturing of your products is material. In that regard, we note your disclosure at page 21 that you plan to improve your cash position by focusing on, among other things, buying larger quantities of your raw materials used in your products for improved unit costs.

Item 2. Financial Information, page 18

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

3.   We note your response to comment 6 and reissue the comment in part. Please revise to discuss your outstanding notes payable and file the instruments governing them. Refer to Items 303(a)(1) and 601(b)(4) of Regulation S-K. In that regard, we note your disclosure at pages 8-9 of Exhibit 99.2 that notes payable issued on October 15, 2010, January 27, 2017, and February 2, 2017 were outstanding as of June 30, 2017 and your disclosure here that you refinanced one of your notes with a community bank on August 14, 2017. In addition, please identify the note that you refinanced on August 14, 2017 and the community bank.

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3271 with any other questions.

                                    Sincerely,

                                    /s/H. Roger Schwall

                                    H. Roger Schwall
                                    Assistant Director
                                    Office of Natural Resources

cc: Jody Samuels, Esq.